Filed Pursuant to Rule 424(b)(2) Registration No. 333-290665 Pricing Supplement (To Prospectus dated December 8, 2025 and Prospectus Supplement dated December 8, 2025) July 24, 2026

Medium-Term Notes, Series P

$74,647,000 Floating Rate Senior Notes, due July 2066

This pricing supplement describes a series of our floating rate senior notes that will be issued under our Medium-Term Note Program, Series P (the “notes”). The notes mature on July 27, 2066. We will pay interest on the notes at a floating rate per annum equal to compounded SOFR plus a spread of 0.10%, payable quarterly in arrears, provided that the per annum rate of interest of the notes will not be less than 0.00%.

Holders of the notes may require us to repay their notes, in whole or in part, on July 27th of each year, beginning July 27, 2027 through and including July 27, 2065, at the applicable repayment price, plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable optional repayment date, subject to their compliance with the minimum repayment amount, the procedural requirements and the other limitations, all as set forth in this pricing supplement under the heading “Specific Terms of the Notes—Repayment at Option of Holder.” Holders will receive a repayment price of less than the principal amount of their notes to be repaid if the repayment option is exercised and the notes are repaid on any optional repayment date on or prior to July 27, 2034.

The notes are unsecured and rank equally in right of payment with all of our other unsecured and unsubordinated obligations from time to time outstanding, except obligations that are subject to any priorities or preferences by law. We do not intend to list the notes on any securities exchange.

Investing in the notes involves risks. See “Additional Risk Factors Relating to the Notes” beginning on page PS-6 of this pricing supplement, “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement and “Risk Factors” beginning on page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of the notes or passed upon the adequacy or accuracy of this pricing supplement, the attached prospectus supplement, or the attached prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	100.00%	$74,647,000
Selling Agents’ Commission	1.00%	$746,470
Proceeds (before expenses)	99.00%	$73,900,530

We will deliver the notes in book-entry only form through the facilities of The Depository Trust Company on July 27, 2026.

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BofA Securities

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SPECIFIC TERMS OF THE NOTES

The description of certain specific terms of the notes set forth below supplements, and should be read together with, the description of our Medium-Term Notes, Series P included in “Description of the Notes” in the accompanying prospectus supplement dated December 8, 2025 and the general description of our debt securities included in “Description of Debt Securities of Bank of America Corporation” in the accompanying prospectus also dated December 8, 2025.

If there is any inconsistency or conflict between the information in this pricing supplement and in the accompanying prospectus supplement or prospectus, the information in this pricing supplement will govern and control. Capitalized or other defined terms used, but not defined, in this pricing supplement have the same meanings as are given to them in the accompanying prospectus supplement or prospectus, as applicable.

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•	Title of the Series:	Floating Rate Senior Notes, due July 2066

•	Type of Notes	Floating rate notes

•	Specified Currency:	U.S. dollars

•	Issue Price:	100%

•	Aggregate Principal Amount Initially Being Issued:	$74,647,000

•	Issue Date:	July 27, 2026

•	CUSIP No.:	06055JSW0

•	Maturity Date:	July 27, 2066

•	Minimum Denominations:	$100,000 and multiples of $1,000 in excess of $100,000

•	Ranking:	Senior

•	Interest Rate:	Base Rate plus the Spread per annum, payable quarterly in arrears for each quarterly Interest Period from, and including, the Issue Date to, but excluding, the Maturity Date, provided that the interest rate for the notes for any Interest Period will not be less than 0.00%. The notes will be “compounded SOFR notes” as defined in the accompanying prospectus supplement.

•	Base Rate:	Compounded SOFR, which is a compounded average of daily SOFR (the Secured Overnight Financing Rate) as determined for each quarterly Interest Period in accordance with the Observation Period Convention as set forth under “Description of the Notes—Floating-Rate Notes—Compounded SOFR Notes—Observation Period Convention, SOFR Index Convention, and Rate Cut-off Convention” in the accompanying prospectus supplement.

•	Spread:	10 basis points

•	Compounded SOFR Convention:	Observation Period Convention. See “Description of the Notes—Floating-Rate Notes—Compounded SOFR Notes—Observation Period Convention, SOFR Index Convention, and Rate Cut-off Convention ” in the accompanying prospectus supplement.

•	Interest Periods:	Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or, if the notes are repaid at the option of the holders earlier, the optional repayment date).

•	Observation Periods:	With respect to each Interest Period, the period from, and including, the date two U.S. government securities business days preceding the first date in such Interest Period to, but excluding, the date two U.S. government securities business days preceding the Interest Payment Date for such Interest Period.

•	Interest Payment Dates:	The 27th of each January, April, July, and October, commencing October 27, 2026 and ending on the Maturity Date (or, if the notes are repaid at the option of the holders earlier, the optional repayment date).

•	Interest Determinations:	The calculation agent will determine compounded SOFR, the interest rate and accrued interest for each Interest Period in arrears as soon as reasonably practicable on or after the last day of the applicable Observation Period, and in any event on or prior to the business day immediately preceding the relevant Interest Payment Date.

•	Day Count Convention:	Actual/360.

•	Business Days:	New York/Charlotte.

•	Business Day Convention:	Modified following business day convention (adjusted).

•	Repayment at Option of Holder:	As set forth below under “—Repayment at Option of Holder,” holders of the notes may require us to repay their notes, in whole or in part, on July 27th of each year, beginning July 27, 2027 through and including July 27, 2065, at the applicable repayment price, plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable optional repayment date, subject to their compliance with the minimum repayment amount, the procedural requirements and the other limitations all as set forth below under “—Repayment at Option of Holder.”

Holders will receive a repayment price of less than the principal amount of their notes to be repaid if such notes are repaid by us on any optional repayment date on or prior to July 27, 2034.

•	Notes Used as Qualified Replacement Property:	See “Supplemental U.S. Federal Income Tax Considerations” in this pricing supplement.

•	Record Dates for Interest Payments:	For book-entry only notes, one business day prior to the applicable Interest Payment Date. If the notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding the applicable Interest Payment Date as originally scheduled to occur.

•	Listing:	None

•	Calculation Agent:	For purposes of calculating the rate of interest on the notes, we have entered into an agreement with BofA Securities, Inc. (“BofAS”) to act as calculation agent. We may remove the calculation agent at any time, and we may appoint a replacement calculation agent, which may be an affiliate of ours, without your consent and without notifying you of the change.

•	Further Issuances:	We have the ability to “reopen,” or increase after the Issue Date, the aggregate principal amount of the notes initially being issued without notice to the holders of existing notes by selling additional notes having the same terms, provided that such additional notes shall be fungible for U.S. federal income tax purposes. However, any new notes of this kind may have a different offering price and may begin to bear interest on a different date.

Repayment at Option of Holder

Holders of the notes may, at their option, require us to repay their notes, in whole or in part, on the following optional repayment dates (each such date, an “optional repayment date”), at the applicable repayment price (in each case, expressed as a percentage of the principal amount to be repaid), as set forth in the table below, plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable optional repayment date, subject to their compliance with the minimum repayment amount, procedural requirements and other limitations set forth below.

Optional Repayment Date	Repayment Price
July 27, 2027	97.00%
July 27, 2028	97.00%
July 27, 2029	98.00%
July 27, 2030	98.00%
July 27, 2031	99.00%
July 27, 2032	99.00%
July 27, 2033	99.00%
July 27, 2034	99.00%
July 27, 2035 and on July 27th of every year thereafter, through and including July 27, 2065	100.00%

If an optional repayment date would otherwise fall on a day that is not a business day, then such optional repayment date will be postponed to the next day that is a business day, except that, if the next succeeding business day falls in the next calendar month, then such optional repayment date will be advanced to the immediately preceding day that is a business day. In such case, the related interest period also will be adjusted accordingly.

In order for a repayment option to be exercised by a holder and the applicable notes repaid, the trustee must receive, at least 30 calendar days, but not more than 60 calendar days, before the applicable optional repayment date (as adjusted as described above), repayment instructions forwarded by DTC (or its nominee) as set forth below.

With respect to an exercise of the repayment option by a holder in respect of a particular optional repayment date, such option must be exercised for repayment of at least $100,000 in principal amount of notes (and increments of $1,000 in excess thereof). The repayment option may be exercised by a holder for less than the entire principal amount of notes held by such holder but, in that event, the principal amount of notes remaining after repayment must be at least $100,000.

Holders will receive a repayment price of less than the principal amount of their notes to be repaid if the repayment option is exercised and the notes are repaid on any optional repayment date on or prior to July 27, 2034.

Unless we default on payment of the repayment price, interest will cease to accrue on the notes subject to repayment on the applicable optional repayment date.

The notes will be issued in book-entry only form represented by one or more global notes registered in the name of DTC’s nominee. Accordingly, DTC (or its nominee) is the only party that can exercise the repayment option. A beneficial owner of notes that desires to exercise the repayment option with respect to all or any portion of its particular notes, must instruct the broker or other DTC participant through which it owns such notes to instruct DTC (or its nominee) to forward such instructions to the trustee as discussed above and exercise the repayment option with respect to such notes in accordance with then applicable procedures of DTC at least 30 calendar days, but not more than 60 calendar days, prior to the applicable optional repayment date. In order to ensure that the instructions are received by the trustee on a particular day, the applicable beneficial owner must so instruct the DTC participant through which it owns its notes before such participant’s deadline for accepting instructions for that day. Different participants may have different deadlines for accepting instructions from their customers. Accordingly, a beneficial owner should consult the participant through which it owns its notes for the participant’s deadline for receiving instructions in order for timely notice to be provided to DTC or its nominee. Exercise of the repayment option by a holder shall be irrevocable unless waived by us. No transfer of any note (or, in the event that any note is to be repaid in part, such portion of the note to be repaid) will be permitted after exercise of the repayment option.

ADDITIONAL RISK FACTORS RELATING TO THE NOTES

Your investment in the notes is subject to risks, which are discussed below and in the sections entitled “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement and on page 7 of the accompanying prospectus.

The interest rate on the notes may be equal to zero. The notes will accrue interest at a rate equal to the Base Rate plus the Spread of 0.10% per annum, provided that the interest rate for the notes for any Interest Period will not be less than 0.00%. It is possible that the interest rate on the notes may be equal to zero for one or more Interest Periods. The interest rate on the notes may result in a return that is less than other debt securities that we may issue that have a comparable term that bear interest at a prevailing market rate.

An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of 40 years, if you do not elect to require us to repay them before maturity as set forth in this pricing supplement. By purchasing notes with a relatively longer term, you are more exposed to fluctuations in interest rates than if you purchased notes with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the interest rate on the notes may be less than the amount of interest you could earn on other investments with a similar level of risk available at that time. In addition, if you tried to sell your notes at such time, the value of the notes in any secondary market transaction would also be adversely affected. The applicable discount rate, which is the prevailing rate in the market for debt securities of a similar tenor, will likely be higher for debt securities with longer terms than for those with shorter terms. Therefore, if interest rates rise, the market value of a debt security with a longer term will likely be lower than the market value of a comparable debt security with a shorter term but otherwise similar terms.

You will receive a repayment price of less than the principal amount of your notes to be repaid if we repay such notes on any optional repayment date on or prior to July 27, 2034. If we repay any notes on any optional repayment date on or prior to July 27, 2028, the payment that you receive on such optional repayment date will be a repayment price that is equal to $970 for each $1,000 in principal amount of the notes to be repaid. If we repay any notes on any optional repayment date after July 27, 2028, but on or prior to July 27, 2030, the payment that you receive on such optional repayment date will be a repayment price that is equal to $980 for each $1,000 in principal amount of the notes to be repaid. If we repay any notes on any optional repayment date after July 27, 2030, but on or prior to July 27, 2034, the payment that you receive on such optional repayment date will be a repayment price that is equal to $990 for each $1,000 in principal amount of the notes to be repaid. Accordingly, you may not receive all of the principal amount of your notes upon an early repayment. Additionally, depending on market conditions, including changes in interest rates, it is possible that the value of the notes in the secondary market at any time may be greater than the applicable repayment price. Accordingly, prior to exercising the repayment option, you should contact the broker or other entity through which your notes are held to determine whether a sale of the notes in the secondary market may result in greater proceeds than the repayment price.

If you do not properly follow the procedures for the repayment at the option of the holders, you may not be able to require us to repay the notes on a given optional repayment date. You are responsible for timely compliance with the applicable procedures for exercising your option to require us to repay the notes. Because the notes will be issued in book-entry only form represented by a global note registered in the name of DTC (or its nominee), only DTC may exercise the repayment option in respect of the notes, and beneficial owners that desire to exercise their repayment option with respect to all or any portion of the notes, must instruct the participant through which they own their notes to direct DTC (or its nominee) to exercise the repayment option on their behalf by forwarding the repayment instructions to the trustee. Participants may have different deadlines for accepting instructions from their customers. Accordingly, a beneficial owner should consult the participant through which it owns its notes for the participant’s applicable deadline. See “Specific Terms of the Notes—Repayment at the Option of the Holder.” If you wish to require us to repay the notes, you should allow sufficient time for timely completion of the relevant procedures.

Holders cannot require us to repay less than $100,000 principal amount of notes on any given optional repayment date. Any exercise of the repayment option by a holder must be for at least $100,000 principal amount of notes. Holders will be able to exercise their early repayment option on July 27th of every year from, and including, July 27, 2027 to, and including, July 27, 2065. Any exercise of the repayment option by a holder will be irrevocable, which will subject holders who exercise their repayment option to market risk in the event the market fluctuates after such option is exercised.

SUPPLEMENTAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder. This summary constitutes the opinion of Sidley Austin LLP, United States tax counsel to Bank of America Corporation.

This summary is directed solely to U.S. Holders and Non-U.S. Holders (each, as defined in the accompanying prospectus) that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

Tax Treatment. The notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes. Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Please see the discussion in the accompanying prospectus under the section entitled “U.S. Federal Income Tax Considerations—General—Consequences to U.S. Holders—Variable Rate Debt Securities” for a discussion of these rules.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder. Any gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Qualified Replacement Property. Prospective investors seeking to treat the notes as “qualified replacement property” for purposes of Section 1042 of the Code should be aware that Section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “passive income test”). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “affiliated group”) when computing the amount of passive investment income under Section 1042.

We believe that less than 25 percent of our affiliated group’s gross receipts is passive investment income for the taxable year ending December 31, 2025. Accordingly, we believe that the notes should qualify as “qualified replacement property”. In making this determination, we have made certain assumptions and used procedures which we believe are reasonable. We cannot give any assurance as to whether our affiliated group will continue to meet the relevant tests and requirements necessary for the notes to qualify as “qualified replacement property”. It is, in addition, possible that the IRS may disagree with the manner in which we have calculated the affiliated group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—General—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF

DISTRIBUTION AND CONFLICTS OF INTEREST

Our broker-dealer subsidiary, BofAS, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-65 of the accompanying prospectus supplement.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The selling agent will receive the compensation set forth on the cover page of this pricing supplement as to the notes sold through its efforts. The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. We or one of our affiliates may pay varying selling concessions of up to 1.00% in connection with the distribution of the notes to other registered broker-dealers.

If all of the offered notes are not sold on the pricing date at the public offering price, then the selling agent and/or dealers may offer the notes for sale in one or more transactions at an offering price that may be at a premium to the public offering price. These sales may occur at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

The selling agent is not acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

Under the terms of our distribution agreement with BofAS, BofAS will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount, if any.

BofAS may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. BAC has not authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Prohibition of Sales To EEA Retail Investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of Sales To United Kingdom Retail Investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes: (a) a retail investor means a person who is neither: (i) a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom; nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as may be amended from time to time); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BAC.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to BAC, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC, and the notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of BAC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Delaware General Corporation Law and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and due authentication of the Master Note and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 1, 2025 which has been filed as Exhibit 5.3 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on October 1, 2025.